SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Enpath Medical, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

29355Y105
(CUSIP Number)

Scott A. Shuda
BlueLine Partners, LLC
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:

James C. Creigh
Blackwell Sanders Peper Martin LLP
1620 Dodge Street, Suite 2100
Omaha, Nebraska 68102
(402) 964-5000

May 11, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

CUSIP No. 29355Y105

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 534,593
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 534,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 29355Y105

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 534,593
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 534,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by BlueLine Capital Partners, LP, (“BCP”) and BlueLine Partners, L.L.C. (“BlueLine Partners” and, together with BCP, the “Reporting Entities”) on April 20, 2006 (the “Schedule 13D”), relating to the common stock (the “Common Stock”) of Enpath Medical, Inc. (the “Company”). Items designated as “no change” indicate that the information previously included in the Schedule 13D remains current as of the date of this Amendment.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 534,593 shares of the Common Stock (the “Shares”). The Shares were purchased in the open market for an aggregate of $4,842,271 by BCP with its investment capital.

Item 4. Purpose of the Transaction

No change.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 534,593 shares of Common Stock. These shares represent approximately 8.7% of the shares of Common Stock outstanding based on 6,150,360 shares of the Company’s Common Stock outstanding as reported in the Company’s Form 10-Q for the Company’s fiscal quarter ended March 31, 2006 as filed with the Securities and Exchange Commission on May 8, 2006.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)	As of the date of this Schedule 13D, BCP beneficially owns 534,593 shares of Common Stock with which BCP has shared voting power and shared dispositive power with BlueLine Partners.

(c)

Information concerning transactions in the Common Stock effected by the Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

(d)	No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7. Materials to be Filed as Exhibits

1.

Exhibit A – Joint Filing Agreement dated April 19, 2006, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.*

2.	Exhibit B – Transactions in the Common Stock by the Reporting Entities during the past 60 days that have not been disclosed in previous filings.

* Incorporated by reference to the original Schedule 13D filed on April 20, 2006.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2006

BlueLine Capital Partners, L.P.

By: BlueLine Partners, L.L.C.
Its: General Partner
By:	/s/ Scott Shuda
Name:	Scott Shuda
Title:	Managing Director

BlueLine Partners, L.L.C.
By:	/s/ Scott Shuda
Name:	Scott Shuda
Title:	Managing Director

EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days that have not been disclosed in previous filings.

Date	No. of Share	Price Per Share
4/20/2006	5,406	$10.81
4/28/2006	6,000	$10.94
5/3/2006	13,400	$11.09
5/4/2006	4,658	$11.02
5/5/2006	1,704	$11.00
5/8/2006	5,269	$10.99
5/9/2006	300	$11.00
5/10/2006	400	$10.97
5/11/2006	170,101	$10.80
5/12/2006	2,000	$10.80